 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. )1

SAB Biotherapeutics, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

78397T103
(CUSIP Number)

November 22, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78397T103

1	NAME OF REPORTING PERSON

	Biotechnology Value Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
		(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		4,896,104
PERSON WITH	7	SOLE DISPOSITIVE POWER

		0
	8	SHARED DISPOSITIVE POWER

		4,896,104
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,896,104
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.3%
12	TYPE OF REPORTING PERSON

	PN

2

CUSIP No. 78397T103

1	NAME OF REPORTING PERSON

	BVF I GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
		(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		4,896,104
PERSON WITH	7	SOLE DISPOSITIVE POWER

		0
	8	SHARED DISPOSITIVE POWER

		4,896,104
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,896,104
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.3%
12	TYPE OF REPORTING PERSON

	OO

3

CUSIP No. 78397T103

1	NAME OF REPORTING PERSON

	Biotechnology Value Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
		(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		3,723,324
PERSON WITH	7	SOLE DISPOSITIVE POWER

		0
	8	SHARED DISPOSITIVE POWER

		3,723,324
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,723,324
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	4.1%
12	TYPE OF REPORTING PERSON

	PN

4

CUSIP No. 78397T103

1	NAME OF REPORTING PERSON

	BVF II GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
		(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		3,723,324
PERSON WITH	7	SOLE DISPOSITIVE POWER

		0
	8	SHARED DISPOSITIVE POWER

		3,723,324
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,723,324
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	4.1%
12	TYPE OF REPORTING PERSON

	OO

5

CUSIP No. 78397T103

1	NAME OF REPORTING PERSON

	Biotechnology Value Trading Fund OS LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
		(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		434,948
PERSON WITH	7	SOLE DISPOSITIVE POWER

		0
	8	SHARED DISPOSITIVE POWER

		434,948
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	434,948
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	Less than 1%
12	TYPE OF REPORTING PERSON

	PN

6

CUSIP No. 78397T103

1	NAME OF REPORTING PERSON

	BVF Partners OS Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
		(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		434,948
PERSON WITH	7	SOLE DISPOSITIVE POWER

		0
	8	SHARED DISPOSITIVE POWER

		434,948
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	434,948
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	Less than 1%
12	TYPE OF REPORTING PERSON

	CO

7

CUSIP No. 78397T103

1	NAME OF REPORTING PERSON

	BVF GP Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
		(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		8,619,428
PERSON WITH	7	SOLE DISPOSITIVE POWER

		0
	8	SHARED DISPOSITIVE POWER

		8,619,428
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	8,619,428
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	9.4%
12	TYPE OF REPORTING PERSON

	OO

8

CUSIP No. 78397T103

1	NAME OF REPORTING PERSON

	BVF Partners L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
		(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		9,178,282
PERSON WITH	7	SOLE DISPOSITIVE POWER

		0
	8	SHARED DISPOSITIVE POWER

		9,178,282
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	9,178,282
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	9.99%
12	TYPE OF REPORTING PERSON

	PN, IA

9

CUSIP No. 78397T103

1	NAME OF REPORTING PERSON

	BVF Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
		(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		9,178,282
PERSON WITH	7	SOLE DISPOSITIVE POWER

		0
	8	SHARED DISPOSITIVE POWER

		9,178,282
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	9,178,282
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	9.99%
12	TYPE OF REPORTING PERSON

	CO

10

CUSIP No. 78397T103

1	NAME OF REPORTING PERSON

	Mark N. Lampert
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
		(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		9,178,282
PERSON WITH	7	SOLE DISPOSITIVE POWER

		0
	8	SHARED DISPOSITIVE POWER

		9,178,282
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	9,178,282
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	9.99%
12	TYPE OF REPORTING PERSON

	IN

11

CUSIP No. 78397T103

Item 1(a).	Name of Issuer:

SAB Biotherapeutics, Inc., a Delaware corporation (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

2100 East 54th Street North

Sioux Falls, South Dakota 57104

Item 2(a).	Name of Person Filing
Item 2(b).	Address of Principal Business Office or, if None, Residence
Item 2(c).	Citizenship

Biotechnology Value Fund, L.P. (“BVF”)

44 Montgomery St., 40th Floor

San Francisco, California 94104

Citizenship: Delaware

BVF I GP LLC (“BVF GP”)

44 Montgomery St., 40th Floor

San Francisco, California 94104

Citizenship: Delaware

Biotechnology Value Fund II, L.P. (“BVF2”)

44 Montgomery St., 40th Floor

San Francisco, California 94104

Citizenship: Delaware

BVF II GP LLC (“BVF2 GP”)

44 Montgomery St., 40th Floor

San Francisco, California 94104

Citizenship: Delaware

Biotechnology Value Trading Fund OS LP (“Trading Fund OS”)

PO Box 309 Ugland House

Grand Cayman, KY1-1104

Cayman Islands

Citizenship: Cayman Islands

BVF Partners OS Ltd. (“Partners OS”)

PO Box 309 Ugland House

Grand Cayman, KY1-1104

Cayman Islands

Citizenship: Cayman Islands

BVF GP Holdings LLC (“BVF GPH”)

44 Montgomery St., 40th Floor

San Francisco, California 94104

Citizenship: Delaware

BVF Partners L.P. (“Partners”)

44 Montgomery St., 40th Floor

San Francisco, California 94104

Citizenship: Delaware

12

CUSIP No. 78397T103

BVF Inc.

44 Montgomery St., 40th Floor

San Francisco, California 94104

Citizenship: Delaware

Mark N. Lampert (“Mr. Lampert”)

44 Montgomery St., 40th Floor

San Francisco, California 94104

Citizenship: United States

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Item 2(d).	Title of Class of Securities:

Common Stock, $0.0001 par value per share (the “Shares”)

Item 2(e).	CUSIP Number:

78397T103

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

	/x/	Not applicable.

(a)	/ /	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	/ /	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	/ /	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	/ /	Investment company registered under Section 8 of the Investment Company Act.

(e)	/ /	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	/ /	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	/ /	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	/ /	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	/ /	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	/ /	A non-U.S. institution, in accordance with Rule 13d-1(b)(1)(ii)(J).

(k)	/ /	Group, in accordance with Rule 13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ____

13

CUSIP No. 78397T103

Item 4.	Ownership

(a)	Amount beneficially owned:

As of the close of business on December 4, 2023, the Reporting Persons held an aggregate of 12,217 shares of Series A-2 Preferred Stock, $0.0001 par value per share (the “Series A-2 Preferred Stock”), which are convertible into an aggregate of 19,392,061 Shares, subject to the Maximum Percentage (as defined below).

As of the close of business on December 4, 2023, the Reporting Persons held an aggregate of 12,000 tranche B warrants (the “Tranche B Warrants”) to purchase shares of Series A-3 Preferred Stock, $0.0001 par value per share (the “Series A-3 Preferred Stock”, and together with the Series A-2 Preferred Stock, the “Series A Preferred Stock”), which are, in turn, convertible into an aggregate of 19,047,618 Shares, subject to the Maximum Percentage. The Tranche B Warrants are exercisable at any time beginning on November 23, 2023 at an exercise price of $1,000 per share of Series A-3 Preferred Stock and expire on the later of (i) 15 Trading Days (as defined in the Tranche B Warrant) following the later of (x) the date of the Issuer’s public announcement of data from its SAB-142-101 clinical trial “Phase I Randomized, Double-Blinded, Placebo-Controlled, Single Ascending Dose Adaptive Design Study Assessing the Safety, Tolerability, Pharmacokinetics and Pharmacodynamics of Intravenous SAB-142” and (y) the Issuer notifying the holder in writing that the public announcement referenced in clause (x) has occurred, and (ii) March 31, 2025.

As of the close of business on December 4, 2023, the Reporting Persons held an aggregate of 30,000 tranche C warrants (the “Tranche C Warrants”, and together with the Tranche B Warrants, the “Preferred Warrants”) to purchase shares of Series A-3 Preferred Stock, which are, in turn, convertible into an aggregate of 47,619,046 Shares, subject to the Maximum Percentage. The Tranche C Warrants are exercisable at any time beginning on November 23, 2023 at an exercise price of $1,000 per share of Series A-3 Preferred Stock and expire on the five year anniversary of November 23, 2023.

The shares of Series A Preferred Stock are convertible into Shares at the conversion price of $0.630 per Share (the “Series A Conversion Price”), rounded down to the nearest whole Share, by converting into the number of Shares equal to the quotient of (A) $1,000 per share divided by (B) the Series A Conversion Price. A holder of shares of Series A Preferred Stock shall not have the right to convert any portion of the shares of Series A Preferred Stock and such shares of Series A Preferred Stock shall not be automatically converted, to the extent that after giving effect to such conversion, such holder of shares of Series A Preferred Stock (together with such holder’s Affiliates (as defined in the Certificate of Designation of Preferences, Rights and Limitation of Series A Convertible Voting Preferred Stock (the “Series A COD”)), any other Persons (as defined in the Series A COD) acting as a group together, and any other Persons whose beneficial ownership of Shares would be aggregated with the holder’s and the other Attribution Parties (as defined in the Series A COD) for purposes of Section 13(d) of the Exchange Act) would beneficially own in excess of 9.99% of the Shares outstanding immediately after giving effect to such conversion (the “Maximum Percentage”). As of the close of business on December 4, 2023, none of the shares of Series A-2 Preferred Stock held by the Reporting Persons were convertible into Shares due to the Maximum Percentage. As of the close of business on December 4, 2023, assuming all of the Preferred Warrants held in the aggregate by the Reporting Persons were exercised for shares of Series A-3 Preferred Stock, as applicable, none of such shares of Series A-3 Preferred Stock would be convertible into Shares due to the Maximum Percentage.

14

CUSIP No. 78397T103

As of the close of business on December 4, 2023 (i) BVF beneficially owned 4,896,104 Shares, excluding (a) 10,344,444 Shares underlying certain shares of Series A-2 Preferred Stock held by it, (b) 10,160,317 Shares underlying certain shares of Series A-3 Preferred Stock, which, in turn, are underlying certain Tranche B Warrants held by it, and (c) 25,401,587 Shares underlying certain shares of Series A-3 Preferred Stock, which, in turn, are underlying certain Tranche C Warrants held by it; (ii) BVF2 beneficially owned 3,723,324 Shares, excluding (a) 7,866,666 Shares underlying certain shares of Series A-2 Preferred Stock held by it, (b) 7,726,984 Shares underlying certain shares of Series A-3 Preferred Stock, which, in turn, are underlying certain Tranche B Warrants held by it, and (c) 19,319,047 Shares underlying certain shares of Series A-3 Preferred Stock, which, in turn, are underlying certain Tranche C Warrants held by it; and (iii) Trading Fund OS beneficially owned 434,948 Shares, excluding (a) 919,047 Shares underlying certain shares of Series A-2 Preferred Stock held by it, (b) 901,587 Shares underlying certain shares of Series A-3 Preferred Stock, which, in turn, are underlying certain Tranche B Warrants held by it, and (c) 2,255,555 Shares underlying certain shares of Series A-3 Preferred Stock, which, in turn, are underlying certain Tranche C Warrants held by it.

BVF GP, as the general partner of BVF, may be deemed to beneficially own the 4,896,104 Shares beneficially owned by BVF.

BVF2 GP, as the general partner of BVF2, may be deemed to beneficially own the 3,723,324 Shares beneficially owned by BVF2.

Partners OS, as the general partner of Trading Fund OS, may be deemed to beneficially own the 434,948 Shares beneficially owned by Trading Fund OS.

BVF GPH, as the sole member of each of BVF GP and BVF2 GP, may be deemed to beneficially own the 8,619,428 Shares beneficially owned in the aggregate by BVF and BVF2.

Partners, as the investment manager of BVF, BVF2 and Trading Fund OS, and the sole member of Partners OS, may be deemed to beneficially own the 9,178,282 Shares beneficially owned in the aggregate by BVF, BVF2 and Trading Fund OS and held in a certain Partners managed account (the “Partners Managed Account”), including 123,906 Shares held by the Partners Managed Account and excluding (a) 261,904 Shares underlying certain shares of Series A-2 Preferred Stock held by the Partners Managed Account, (b) 258,730 Shares underlying certain shares of Series A-3 Preferred Stock, which, in turn, are underlying certain Tranche B Warrants held by the Partners Managed Account, and (c) 642,857 Shares underlying certain shares of Series A-3 Preferred Stock, which, in turn, are underlying certain Tranche C Warrants held by the Partners Managed Account.

15

CUSIP No. 78397T103

BVF Inc., as the general partner of Partners, may be deemed to beneficially own the 9,178,282 Shares beneficially owned by Partners.

Mr. Lampert, as a director and officer of BVF Inc., may be deemed to beneficially own the 9,178,282 Shares beneficially owned by BVF Inc.

The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of any Shares owned by another Reporting Person. BVF GP disclaims beneficial ownership of the Shares beneficially owned by BVF. BVF2 GP disclaims beneficial ownership of the Shares beneficially owned by BVF2. Partners OS disclaims beneficial ownership of the Shares beneficially owned by Trading Fund OS. BVF GPH disclaims beneficial ownership of the Shares beneficially owned by BVF and BVF2. Each of Partners, BVF Inc. and Mr. Lampert disclaims beneficial ownership of the Shares beneficially owned by BVF, BVF2 and Trading Fund OS and held in the Partners Managed Account, and the filing of this statement shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities.

(b)	Percent of class:

The following percentages are based upon 91,875,684 Shares outstanding as of November 23, 2023, as disclosed by the Issuer to the Reporting Persons.

As of the close of business on December 4, 2023, (i) BVF beneficially owned approximately 5.3% of the outstanding Shares, (ii) BVF2 beneficially owned approximately 4.1% of the outstanding Shares, (iii) Trading Fund OS beneficially owned less than 1% of the outstanding Shares, (iv) BVF GP may be deemed to beneficially own approximately 5.3% of the outstanding Shares, (v) BVF2 GP may be deemed to beneficially own approximately 4.1% of the outstanding Shares, (vi) Partners OS may be deemed to beneficially own less than 1% of the outstanding Shares, (vii) BVF GPH may be deemed to beneficially own approximately 9.4% of the outstanding Shares, and (viii) each of Partners, BVF Inc. and Mr. Lampert may be deemed to beneficially own approximately 9.99% of the outstanding Shares (less than 1% of the outstanding Shares are held in the Partners Managed Account).

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

See Cover Pages Items 5-9.

(ii)	Shared power to vote or to direct the vote

See Cover Pages Items 5-9.

(iii)	Sole power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

(iv)	Shared power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

16

CUSIP No. 78397T103

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

BVF GP, BVF GPH, Partners, BVF Inc. and Mr. Lampert share voting and dispositive power over the Shares beneficially owned by BVF. BVF GPH, Partners, BVF Inc. and Mr. Lampert share voting and dispositive power over the Shares beneficially owned by BVF2. Partners, BVF Inc. and Mr. Lampert share voting and dispositive power over the Shares beneficially owned by Trading Fund OS and held in the Partners Managed Account.

Item 7.	Identification and Classification of the Subsidiary That Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 99.1.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

17

CUSIP No. 78397T103

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 4, 2023

BIOTECHNOLOGY VALUE FUND, L.P.		BIOTECHNOLOGY VALUE TRADING FUND OS LP

By:	BVF I GP LLC, its general partner	By:	BVF Partners L.P., its investment manager
		By:	BVF Inc., its general partner
By:	/s/ Mark N. Lampert
	Mark N. Lampert	By:	/s/ Mark N. Lampert
	Chief Executive Officer		Mark N. Lampert
President

BVF I GP LLC
BVF GP HOLDINGS LLC
By:	/s/ Mark N. Lampert
	Mark N. Lampert	By:	/s/ Mark N. Lampert
	Chief Executive Officer		Mark N. Lampert
Chief Executive Officer

BIOTECHNOLOGY VALUE FUND II, L.P.
BVF PARTNERS L.P.
By:	BVF II GP LLC, its general partner
		By:	BVF Inc., its general partner
By:	/s/ Mark N. Lampert
	Mark N. Lampert	By:	/s/ Mark N. Lampert
	Chief Executive Officer		Mark N. Lampert
President

BVF II GP LLC
BVF INC.
By:	/s/ Mark N. Lampert
	Mark N. Lampert	By:	/s/ Mark N. Lampert
	Chief Executive Officer		Mark N. Lampert
President

BVF PARTNERS OS LTD.
/s/ Mark N. Lampert
By:	BVF Partners L.P., its sole member	MARK N. LAMPERT
By:	BVF Inc., its general partner

By:	/s/ Mark N. Lampert
Mark N. Lampert
President

18